06008938

SI MISSION

Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED AUG 23 2006 WASH. D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-53425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2005 (MM/DD/YY) AND ENDING 06/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Venecredit Securities Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 1580
(No. and Street)

MIAMI (City) FLA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLC
(Name – *if individual, state last, first, middle name*)

6750 North Andrews Road Ste 200 (Address) FT. LAUDERDALE (City) FLA (State) 33309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JAN 03 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ALFONSO OSORIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VENECREDIT SECURITIES INC., as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING DIRECTOR
Title

MICHEL N. NICOLAS
Notary Public - State of Florida
My Commission Expires Aug 2, 2009
Commission # DD 457653
Bonded By National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe

Crowe Chizek and Company LLC
Member Horwath International

Board of Directors
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit for the year ended June 30, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

* * * * *

This report is intended solely for the information and use of the Board of Directors, management and others within the organization and regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 14, 2006

Crowe

Crowe Chizek and Company LLC
Member Horwath International

Board of Directors
Venecredit Securities, Inc.
Miami, Florida

To assist the Board of Directors in overseeing the financial reporting and disclosure process for which management is responsible, we are submitting this letter to the Board of Directors. The matters communicated include selected responsibilities of each of the parties and the audit process.

AUDITOR'S RESPONSIBILITY UNDER AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Board of Directors should understand that an audit conducted in accordance with auditing standards generally accepted in the United States of America is designed to obtain reasonable, but not absolute, assurance about whether the financial statements are free from material misstatement. Similarly, under these same standards, the auditor obtains a sufficient understanding of internal control to plan the audit, but this understanding and the tests of selected internal controls that are performed are not sufficient for the auditor to express an opinion on the effective operation of internal control.

SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors should be informed of the initial selection of and changes in significant accounting policies or their application. Also, the Board of Directors should be aware of methods used to account for significant unusual transactions and the effect of significant accounting policies in controversial or emerging areas where there is a lack of authoritative consensus. We believe management has the primary responsibility to inform the Board of Directors about such matters. To assist the Board of Directors in its oversight role, we direct your attention to the notes to the financial statements where significant accounting policies are disclosed.

MANAGEMENT JUDGMENTS AND ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. These judgments are based upon knowledge and experience about past and current events and assumptions about future events. Certain estimates are particularly sensitive because of their significance and because of the possibility that future events affecting them may differ markedly from management's current judgments and may be subject to significant change in the near term.

There were no significant estimates in the 2006 financial statements.

AUDIT ADJUSTMENTS

We are responsible for informing the Board of Directors about adjustments to the financial statements arising from our audit that could, in our judgment, have a significant effect on your financial reporting process, including the potential that future financial statements could be materially misstated. A schedule of audit adjustments is attached to this letter.

We are also responsible for informing the Board of Directors about uncorrected financial statement misstatements aggregated by us during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole. No such uncorrected financial statement misstatements were noted.

OTHER INFORMATION IN DOCUMENTS CONTAINING AUDITED FINANCIAL STATEMENTS

The Board of Directors often considers information prepared by management that accompanies the financial statements, such as a President's Letter. To assist your consideration of this information, you should know that we are required by auditing standards generally accepted in the United States of America to read such information and consider whether such information, or the manner of its presentation, is materially inconsistent with information in the consolidated financial statements. If we consider the information materially inconsistent based on this reading, we are to seek a resolution of the matter.

We are not aware of any such information accompanying the financial statements.

DISAGREEMENTS WITH MANAGEMENT

We are required to discuss with the Board of Directors any disagreements with management over the application of accounting principles or the basis for management's judgment about accounting estimates.

During our audit, there were no disagreements with management.

CONSULTATION WITH OTHER ACCOUNTANTS

If management consulted with other accountants about auditing and accounting matters, we are to inform the Board of Directors of such consultation, if we are aware of it, and provide our views on the matters discussed.

We are not aware of any instances where management consulted with other accountants about matters which might affect your consolidated financial statements since no other accountants contacted us, which they are required to do by Statement on Auditing Standards No. 50, before they provide written or oral advice.

MAJOR ISSUES DISCUSSED WITH MANAGEMENT PRIOR TO RETENTION

We are to discuss with the Board of Directors any major issues discussed with management in connection with our retention as auditors, including the application of accounting principles or auditing standards.

There were no such issues discussed with management in connection with our retention as auditors.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We are to inform the Board of Directors of any serious difficulties encountered in dealing with management related to the performance of the audit.

There were no difficulties encountered in dealing with management related to the performance of the audit.

*　　*　　*　　*　　*

This letter is intended solely for the information and use of the Board of Directors, management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties. We were pleased to serve your Company as its independent auditors. We provide the above information to assist you in performing your oversight responsibilities, and would be pleased to discuss this letter or any matters further, should you desire.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 14, 2006

ATTACHMENT

Audit Adjustments

Account Name	Debit	Credit
Trailer Fees	$ 4,000	
Commission Receivable		$ 4,000

To reduce over-accrual of trailer fees.

Account Name	Debit	Credit
Accrued Income Tax	$ 45,416	
Deferred Tax Asset		$ 31,950
Income Tax Expense		13,466

To record year-end adjustment to income tax expense and related tax accounts.

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Vencred, S.A.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2006 and 2005

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Vencred, S.A.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 10

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 11

Crowe

Crowe Chizek and Company LLC
Member Horwath International

6750 North Andrews Avenue, Suite 200
Fort Lauderdale, Florida 33309-2180
Tel 954.489.9310
Fax 954.489.4741
www.crowechizek.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statements of financial condition of Venecredit Securities, Inc. as of June 30, 2006 and 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15c3-1 and 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 14, 2006

VENECREDIT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2006 and 2005

	2006	2005
ASSETS		
Due from depository institutions	$ 105,889	$ 317,595
Commercial paper	1,124,868	758,760
Cash and cash equivalents	1,230,757	1,076,355
Commissions and fees receivable	12,428	15,955
Office furnishings, equipment, and leasehold improvements, at cost, less accumulated depreciation of $77,678 in 2006 and $67,899 in 2005	12,369	19,505
Prepaid expenses and other assets	172,178	176,536
	$ 1,427,732	$ 1,288,351
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ --	$ 492
Accrued commissions	72,890	57,302
Accrued expenses and other liabilities	42,856	15,687
	115,746	73,481
Stockholder's equity	1,311,986	1,214,870
	$ 1,427,732	$ 1,288,351

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years ended June 30, 2006 and 2005

	2006	2005
Revenue:		
Commissions	$ 792,707	$ 746,808
Interest income	1,071	5,879
Other income	132,876	124,821
	926,654	877,508
Expenses:		
Compensation and benefits	324,571	280,547
Commission expense	219,908	212,135
Professional services	40,838	61,524
Occupancy and equipment	59,024	55,864
Other	146,685	114,748
	791,026	724,818
Income before income taxes	135,628	152,690
Income taxes	38,512	58,316
Net income	$ 97,116	$ 94,374

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended June 30, 2006 and 2005

Balance at July 1, 2004	$ 1,120,496
Net income	94,374
Balance at June 30, 2005	1,214,870
Net income	97,116
Balance at June 30, 2006	$ 1,311,986

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 97,116	$ 94,374
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation	9,779	10,965
Changes in assets and liabilities		
Commissions receivable and other assets	7,885	122,951
Accounts payable	(492)	(4,903)
Accrued expenses and other liabilities	42,757	29,518
Net cash from operating activities	157,045	252,905
Cash flows from investing activities		
Net change in time deposits	--	504,393
Purchases of office furnishings and equipment	(2,643)	(1,059)
Net cash from investing activities	(2,643)	503,334
Net change in cash	154,402	756,239
Cash and cash equivalents at beginning of year	1,076,355	320,116
Cash and cash equivalents at end of year	$ 1,230,757	$ 1,076,355
Supplemental disclosures:		
Interest paid	$ --	--
Income taxes paid	(3,000)	(62,216)

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of Vencred, S.A. (Vencred). The Company offers securities transaction services to its customers. As the Company is not a member of a stock exchange, the Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand, amounts due from depository institutions and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the trade date. The effect on the financial statements of using the settlement date basis rather than the trade date basis is not material.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts, none of which had a balance outstanding at June 30, 2006.

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2002, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At June 30, 2006 and 2005, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in other assets on the statement of financial condition. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

As of June 30, 2006 and 2005, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, time deposits and clearing deposits, as well as with commercial entities in the form of commercial paper. Amounts due from depository institutions and commercial paper at year end were as follows.

	2006	2005
Due From Depository Institutions:		
Pershing	$ 162,827	$ 177,293
Bank of America	43,062	239,777
Other	--	525
Commercial Paper:		
General Electric Corp.	601,122	251,988
American Express Corp.	523,746	253,105
Toyota Corp.	--	253,667

(Continued)

NOTE 4 - INCOME TAXES

Income tax expense was as follows.

	2006	2005
Current	$ 6,562	$ 32,330
Deferred	31,950	25,986
Valuation allowance	--	--
	$ 38,512	$ 58,316

Year-end deferred tax assets and liabilities were due to the following.

	2006	2005
Deferred tax assets:		
Fixed asset depreciation	$ 5,389	$ 10,049
Capitalized organizational costs	20,467	47,757
	$ 25,856	$ 57,806

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

NOTE 5 - LEASE COMMITMENT

In 2001, the Company entered into an operating lease for office space extending through 2008. Rent commitments under this noncancelable operating lease were as follows, before considering renewal options that are present.

2007	$ 42,747
2008	44,463
	$ 87,210

For the years ended June 30, 2006 and 2005, rent expense was $46,469 and $43,282.

(Continued)

NOTE 6 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006 and 2005, the Company had net capital of $1,215,119 and $1,101,718, which was $1,115,119 and $1,096,718 in excess of its required net capital. The Company's net capital ratio was 0.0953 to 1 at June 30, 2006 and 0.0667 to 1 at June 30, 2005.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
June 30, 2006 and 2005

	2006	2005
Total stockholder's equity	$ 1,311,986	$ 1,214,870
Deductions and/or charges		
Net office furniture and equipment	12,369	19,505
Other nonallowable assets	84,498	93,016
	96,867	112,521
Net capital before haircuts on securities	1,215,119	1,102,349
Haircuts on securities	--	(631)
Net capital	$ 1,215,119	$ 1,101,718
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$ --	$ 492
Accrued commissions	72,890	57,302
Accrued expenses and other liabilities	42,856	15,687
Total aggregate indebtedness	$ 115,746	$ 73,481
Aggregate indebtedness to net capital	9.53%	6.67%
Computation of basic net capital requirement		
Minimum net capital required	$ 100,000	$ 5,000
Net capital	1,215,119	1,101,718
Excess net capital	$ 1,115,119	$ 1,096,718

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 14, 2006